SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/23/2004

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
321,474


8. SHARED VOTING POWER
19,832


9. SOLE DISPOSITIVE POWER

647,486________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

647,486

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.36

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock (the
"Common Stock") of The France Growth Fund, Inc. ("FRF".) The principal executive offices of FRF are located at 245 Park
Avenue, 39th Floor, New York, NY 10167.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570. Mr. Goldstein is a self-employed investment advisor and President of Kimball and Winthrop, Inc. an investment advisory firm.

During the past 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated shares of FRF on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
At FRF's 2003 annual meeting shareholders overwhelmingly approved a resolution to liquidate FRF but it was not implemented by the directors. The reporting person has submitted a shareholder proposal calling for FRF'S liquidation (Exhibit 1) and has also given notice TO FRF that he intends to nominate three persons to the Board of Directors at the 2004 meeting of shareholders (Exhibit 2).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per FRF's semi-annual report dated June 30, 2003 there were 12,072,000 shares of FRF outstanding. The percentage set forth in item 5a was derived using such number.

a) Mr. Goldstein is deemed to be the beneficial owner of 647,486 shares of FRF or 5.36% of the outstanding shares.

b)   Power to dispose of securities resides solely with Mr.
     Goldstein for 647,486 shares. Power to vote securities resides solely with Mr. Goldstein for 321,474 shares and jointly for 19,832 shares.

c) During the past 60 days the following shares of FRF were purchased (there were no sales):

1/7/2004    5,000 @ 7.66
1/20/2004   500 @ 7.65
1/23/2004   27,900 @ 7.8254
1/26/2004   10,000 @ 7.81
1/28/2004   8,600 @ 7.82


d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

e)   NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Shareholder Resolution
Exhibit 2: Advance Notice

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/30/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein



Exhibit 1: Shareholder Proposal

Opportunity Partners L.P.,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

September 29, 2003

Paul H. Schubert, Treasurer
The France Growth Fund, Inc.
UBS Global Asset Management (US) Inc.
51 West 52nd Street
New York, NY 10019-6114

Dear Mr. Schubert:

We have beneficially owned shares of The France Growth Fund, Inc. (the "Fund") valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting.

In addition, we hereby give notice that unless the board agrees to abide by a stockholder vote on our proposal, we intend to nominate a sufficient number of persons as directors to fill any seats up for election at the Fund's 2004 annual meeting. Please advise us immediately if this notice is deficient in any way so that we may promptly cure any such deficiency.

RESOLVED:  The stockholders request that the fund be liquidated.

Supporting Statement

Last year, the Fund's stockholders voted overwhelmingly to liquidate the Fund or otherwise allow stockholders to realize net asset value. The vote was as follows: 5.5 million shares "For";
2.5 million shares "Against;" and less than 0.1 million shares "Abstain." Of the 2.5 million shares voted against the proposal, 2 million were cast by Bankgesellschaft Berlin AG, which controls four board seats and agreed in advance to vote its shares against liquidation to settle a dispute with the other directors. Of the votes cast by stockholders other than Bankgesellschaft Berlin, over 90% favored liquidating the Fund.
It is obvious why stockholders want to liquidate the Fund. Its performance has lagged its benchmark while its expense ratio has soared to 3%. The board established an operating budget for the Fund of $1.45 million for 2003. By June 30, 2003, $1.2 million worth of expenses had already been incurred. A significant part of that is the $180,000 in fees, insurance and expenses incurred by the bloated board's eleven directors. Other expenses incurred by the Fund in the first half of 2003 are also inexplicably high, e.g., $53,000 for "reports to shareholders," $51,000 for "shareholder meetings and relations expenses," $247,000 for "legal fees," and "$72,000 for "other expenses." Did stockholders receive benefits that are worth these expenses? Clearly, many people including the directors receive financial benefits from the Fund. Unfortunately, the stockholders who have not received a dividend since 2001 do not appear to be among them.
Did the directors ignore last year's overwhelming stockholder mandate to liquidate the Fund because they want to continue to collect fees and like to travel for free at stockholders' expense? Whatever their reason, we think the argument for liquidating the Fund is more compelling than ever. In a nutshell, the Fund continues to trade at a double-digit discount to net asset value, its liquidity is poor, its performance is mediocre at best, its expense ratio is excessive and its board of directors is unresponsive to stockholder votes. The obvious conclusion is that the Fund has outlived it usefulness to stockholders and should now be liquidated.
Very truly yours,
Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner
Cc:  Margaret Bancroft, Esq.
     Dechert LLP
     30 Rockefeller Plaza
     New York, NY 10012





Exhibit2 : Advance Notice

60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262//Fax (914) 747-5258

January 29, 2004

The France Growth Fund, Inc.
245 Park Avenue
39th Floor
New York, NY 10167

Attention: Steven M. Cancro, Vice President and Secretary

Dear Mr. Cancro:

I hereby give notice that I intend to nominate Andrew Dakos, Gerald Hellerman and me for election as directors at the 2004 annual meeting of the France Growth Fund, Inc. (the "Fund") and to propose that an orderly liquidation of the Fund be commenced as soon as practicable for the reasons stated in the enclosed supporting statement. I intend to solicit proxies from other stockholders and to seek reimbursement from the Fund for my solicitation expenses.

I own one share of stock jointly with my wife and I have voting and/or disposal authority for an additional 647,485 shares that are beneficially owned by my clients and me.

The pertinent information about each nominee is provided below.
I consent to being named as a nominee and if elected, to serve as a director of the Fund. Mr. Hellerman's and Mr. Dakos' consents are enclosed.

Gerald Hellerman (Age 66), 10965 Eight Bells Lane, Columbia, MD
21044
Managing director of Hellerman Associates, a financial and corporate consulting firm; President, director of The Mexico Equity and Income Fund since 2001; Director and chairman of the audit committee of Frank's Nursery & Crafts since 2002; director of Innovative Clinical Solutions, Ltd. since 2002 and president since 2003; Director of MVC Capital since March 2003; Director of Brantley Capital since March 2003.

Phillip Goldstein (Age 58), 60 Heritage Drive, Pleasantville, NY
10570
Investment advisor since 1992; Director of Brantley Capital
Corporation since 2002 and of The Mexico Equity and Income Fund since 1999.

Andrew Dakos (37), 43 Waterford Drive, Montville, NJ 07045 President and CEO, UVitec Printing Ink, Inc.; Managing member of the general partner of Full Value Partners L.P.; President of Elmhurst Capital, Inc. (an investment advisory firm); Director of The Mexico Equity and Income Fund since 2001.

Neither Mr. Hellerman nor Mr. Dakos owns any shares. There are no arrangements or understandings between any nominee and any other person with respect to the aforementioned nominations or proposal.

Please advise me immediately if this notice is deficient in any way so that I can promptly cure any deficiency. Thank you.

Very truly yours,


Phillip Goldstein